Exhibit 99.1

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of September 30, 2016

and for the nine-month periods ended on September 30, 2016 and 2015

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015 (All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2016	2015	2016	2015
		(Unaudited)		(Unaudited)
Net sales	3	1,856,051	1,945,355	5,374,394	6,067,501
Cost of sales	3 & 4	(1,291,278)	(1,620,842)	(3,967,814)	(5,038,896)
Gross profit	3	564,773	324,513	1,406,580	1,028,605
Selling, general and administrative expenses	3 & 5	(168,442)	(188,043)	(512,478)	(590,208)
Other operating income (expenses), net	3	2,817	4,032	916	9,320
Operating income	3	399,148	140,502	895,018	447,717
Finance expense	6	(28,746)	(23,413)	(65,272)	(71,907)
Finance income	6	3,363	1,939	10,479	5,924
Other financial income (expenses), net	6	13,186	1,555	20,567	20,067
Equity in earnings (losses) of non-consolidated companies		783	(48,802)	8,109	(59,377)
Profit before income tax expense		387,734	71,781	868,901	342,424
Income tax expense		(123,401)	(31,767)	(306,733)	(156,127)
Profit for the period		264,333	40,014	562,168	186,297
Attributable to:
Owners of the parent		228,854	24,822	477,225	134,301
Non-controlling interest		35,479	15,192	84,943	51,996
Profit for the period		264,333	40,014	562,168	186,297
Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in USD per share)		0.12	0.01	0.24	0.07

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Profit for the period	264,333	40,014	562,168	186,297
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(12,240)	(40,406)	(116,482)	(102,939)
Currency translation adjustment from participation in non-consolidated companies	(4,816)	(131,700)	55,740	(237,997)
Changes in the fair value of derivatives classified as cash flow hedges and others	719	(1,051)	(767)	152
Income tax relating to cash flow hedges	(216)	315	230	(33)
Others from participation in non-consolidated companies	(686)	(3,281)	(3,402)	(4,901)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	3	4,007	(272)	5,381
Other comprehensive income (loss) for the period, net of tax	(17,236)	(172,116)	(64,953)	(340,337)
Total comprehensive income (loss) for the period	247,097	(132,102)	497,215	(154,040)
Attributable to:
Owners of the parent	216,535	(122,809)	454,079	(149,586)
Non-controlling interest	30,562	(9,293)	43,136	(4,454)
Total comprehensive income (loss) for the period	247,097	(132,102)	497,215	(154,040)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2016		December 31, 2015
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	4,158,669		4,207,566
Intangible assets, net	8	847,390		888,206
Investments in non-consolidated companies	9	425,168		250,412
Deferred tax assets		85,860		98,058
Receivables, net		101,451		36,147
Trade receivables, net		1,016		-
Other investments		6,846	5,626,400	-	5,480,389

Current assets
Receivables		102,387		89,484
Derivative financial instruments		1,890		1,787
Inventories, net		1,570,463		1,579,120
Trade receivables, net		680,405		511,464
Other investments		189,883		237,191
Cash and cash equivalents		149,437	2,694,465	151,491	2,570,537
Non-current assets classified as held for sale			11,884		11,667
			2,706,349		2,582,204
Total Assets			8,332,749		8,062,593

EQUITY
Capital and reserves attributable to the owners of the parent			4,310,550		4,033,148
Non-controlling interest			762,156		769,849
Total Equity			5,072,706		4,802,997

LIABILITIES
Non-current liabilities
Provisions		6,598		8,142
Deferred tax liabilities		603,931		609,514
Other liabilities		295,971		320,673
Trade payables		13,393		13,413
Borrowings		484,684	1,404,577	607,237	1,558,979

Current liabilities
Current income tax liabilities		142,042		41,064
Other liabilities		209,074		156,654
Trade payables		588,333		568,478
Derivative financial instruments		1,484		20,635
Borrowings		914,533	1,855,466	913,786	1,700,617
Total Liabilities			3,260,043		3,259,596
Total Equity and Liabilities			8,332,749		8,062,593

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance as of January 1, 2016	2,004,743	(150,000)	(23,295)	1,444,394	(2,324,866)	(2,300,335)	5,382,507	4,033,148	769,849	4,802,997
Profit for the period							477,225	477,225	84,943	562,168
Other comprehensive income (loss) for the period
Currency translation adjustment						(19,459)		(19,459)	(41,283)	(60,742)
Remeasurement of post employment benefit obligations				(251)				(251)	(21)	(272)
Cash flow hedges and others, net of tax				(274)				(274)	(263)	(537)
Others				(3,162)				(3,162)	(240)	(3,402)
Total comprehensive income (loss) for the period	-	-	-	(3,687)	-	(19,459)	477,225	454,079	43,136	497,215
Dividends paid in cash (5)							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest								-	(50,829)	(50,829)
Balance as of September 30, 2016 (unaudited)	2,004,743	(150,000)	(23,295)	1,440,707	(2,324,866)	(2,319,794)	5,683,055	4,310,550	762,156	5,072,706

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2016, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) See note 10.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance as of January 1, 2015	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,836,057)	5,551,057	4,697,201	937,502	5,634,703
Profit for the period							134,301	134,301	51,996	186,297
Other comprehensive (loss) income for the period
Currency translation adjustment						(283,163)		(283,163)	(57,773)	(340,936)
Remeasurement of post employment benefit obligations				3,518				3,518	1,863	5,381
Cash flow hedges, net of tax				313				313	(194)	119
Others				(4,555)				(4,555)	(346)	(4,901)
Total comprehensive loss for the period	-	-	-	(724)	-	(283,163)	134,301	(149,586)	(4,454)	(154,040)
Dividends paid in cash							(176,677)	(176,677)	-	(176,677)
Dividends paid in cash to non-controlling interest								-	(32,743)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries (5)								-	30,870	30,870
Sale of participation in subsidiary companies (6)								-	1,509	1,509
Acquisition of non-controlling interest (7)				(29,626)				(29,626)	(44,374)	(74,000)
Balance as of September 30, 2015 (unaudited)	2,004,743	(150,000)	(23,295)	1,445,269	(2,324,866)	(2,119,220)	5,508,681	4,341,312	888,310	5,229,622

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2015, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2015, the Company held 41,666,666 shares as treasury shares.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (1.2) million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the contribution made by Nippon Steel Corporation in connection with its participation in Tenigal, S.R.L. de C.V.

(6) Corresponds to the sale of the participation in Ferrasa Panamá S.A.

(7) Corresponds to the acquisition of the non-controlling interest in Ferrasa S.A.S.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iii).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Nine-month period ended September 30,
	Notes	2016	2015
		(Unaudited)
Cash flows from operating activities
Profit for the period		562,168	186,297
Adjustments for:
Depreciation and amortization	7 & 8	303,027	328,326
Income tax accruals less payments		128,188	(44,379)
Equity in (earnings) losses of non-consolidated companies		(8,109)	59,377
Interest accruals less payments		8,573	(683)
Changes in provisions		902	2,589
Changes in working capital (1)		(163,014)	459,755
Results on the sale of participation in subsidiary company		-	1,739
Net foreign exchange results and others		(10,215)	16,974
Net cash provided by operating activities		821,520	1,009,995

Cash flows from investing activities
Capital expenditures	7 & 8	(335,044)	(342,794)
Investment in non-consolidated companies - Usiminas	9	(114,449)	-
Loans to non-consolidated companies		(77,232)	-
Sale of participation in subsidiary company, net of cash disposed		-	(673)
Decrease in other investments		40,462	418
Proceeds from the sale of property, plant and equipment		815	910
Dividends received from non-consolidated companies		121	-
Net cash used in investing activities		(485,327)	(342,139)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(176,677)	(176,677)
Dividends paid in cash to non-controlling interest		(50,829)	(32,743)
Contributions from non-controlling shareholders in consolidated subsidiaries		-	30,870
Acquisition of non-controlling interest		-	(74,000)
Proceeds from borrowings		793,483	681,650
Repayments of borrowings		(900,924)	(1,108,787)
Net cash used in financing activities		(334,947)	(679,687)

Increase (Decrease) in cash and cash equivalents		1,246	(11,831)

Movement in cash and cash equivalents
At January 1,		151,491	213,303
Effect of exchange rate changes		(3,300)	(1,044)
Increase (Decrease) in cash and cash equivalents		1,246	(11,831)
Cash and cash equivalents as of September 30, (2)		149,437	200,428

(1) The working capital is impacted by non-cash movement of USD (55.6) million as of September 30, 2016 (USD (88.4) million as of September 30, 2015) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2) It includes restricted cash of USD 84 and USD 88 as of September 30, 2016 and 2015, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 196,729 and USD 150,827 as of September 30, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2015.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

Notes to the Consolidated Condensed Interim Financial Statements

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION

a)	General information and basis of presentation

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2016, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2015 and 2014, this special reserve amounted to USD 7.1 billion and USD 7.3 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2015.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on November 2, 2016.

2.	ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2015.

None of the accounting pronouncements issued after December 31, 2015, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

3.	SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

3.	SEGMENT INFORMATION (continued)

	Nine-month period ended September 30, 2016 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS
Net sales	5,372,772	150,301	(148,679)	5,374,394
Cost of sales	(3,972,386)	(140,488)	145,060	(3,967,814)
Gross profit	1,400,386	9,813	(3,619)	1,406,580
Selling, general and administrative expenses	(504,097)	(8,381)	-	(512,478)
Other operating income, net	1,757	(841)	-	916
Operating income - IFRS	898,046	591	(3,619)	895,018
Management view
Net sales	5,372,772	147,286	(145,664)	5,374,394
Operating income	742,829	(114)	1,868	744,582
Reconciliation items:
Differences in Cost of sales				150,436
Operating income - IFRS				895,018
Financial income (expense), net				(34,226)
Equity in earnings of non-consolidated companies				8,109
Income before income tax expense - IFRS				868,901
Depreciation and amortization - IFRS	(270,046)	(32,981)	-	(303,027)

	Nine-month period ended September 30, 2015 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS
Net sales	6,065,797	157,695	(155,991)	6,067,501
Cost of sales	(5,022,600)	(168,609)	152,313	(5,038,896)
Gross profit	1,043,197	(10,914)	(3,678)	1,028,605
Selling, general and administrative expenses	(580,015)	(10,193)	-	(590,208)
Other operating income, net	9,415	(95)	-	9,320
Operating income - IFRS	472,597	(21,202)	(3,678)	447,717
Management view
Net sales	6,065,797	168,317	(166,613)	6,067,501
Operating income	728,718	(3,617)	(1,471)	723,630
Reconciliation items:
Differences in Cost of sales				(275,913)
Operating income - IFRS				447,717
Financial income (expense), net				(45,916)
Equity in losses of non-consolidated companies				(59,377)
Income before income tax expense - IFRS				342,424
Depreciation and amortization - IFRS	(290,133)	(38,193)	-	(328,326)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

3.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Nine-month period ended September 30, 2016 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	3,359,335	1,368,853	646,206	5,374,394
Non-current assets (1)	4,132,152	635,576	238,331	5,006,059

	Nine-month period ended September 30, 2015 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	3,435,950	1,921,747	709,804	6,067,501
Non-current assets (1)	4,168,300	910,799	261,116	5,340,215

(1) Includes Property, plant and equipment and Intangible assets.

4.	COST OF SALES

	Nine-month period ended September 30,
	2016	2015
	(Unaudited)

Inventories at the beginning of the year	1,579,120	2,134,034
Translation differences	(66,319)	(58,818)
Plus: Charges for the period
Raw materials and consumables used and other movements	2,937,091	3,542,034
Services and fees	57,616	68,611
Labor cost	407,767	462,835
Depreciation of property, plant and equipment	234,553	254,656
Amortization of intangible assets	29,088	36,288
Maintenance expenses	338,516	370,994
Office expenses	5,458	4,996
Insurance	6,451	7,202
Change of obsolescence allowance	5,421	(4,458)
Recovery from sales of scrap and by-products	(15,406)	(23,445)
Others	18,921	13,737
Less: Inventories at the end of the period	(1,570,463)	(1,769,770)
Cost of Sales	3,967,814	5,038,896

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine-month period ended September 30,
	2016	2015
	(Unaudited)
Services and fees	46,168	52,723
Labor cost	140,045	169,216
Depreciation of property, plant and equipment	10,392	10,293
Amortization of intangible assets	28,994	27,089
Maintenance and expenses	2,908	3,595
Taxes	71,195	97,417
Office expenses	26,689	29,753
Freight and transportation	176,089	189,270
Increase (decrease) of allowance for doubtful accounts	595	(881)
Others	9,403	11,733
Selling, general and administrative expenses	512,478	590,208

6.	FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Nine-month period ended September 30,
	2016	2015
	(Unaudited)
Interest expense	(63,296)	(70,307)
Debt issue costs	(1,976)	(1,600)
Finance expense	(65,272)	(71,907)
Interest income	10,479	5,924
Finance income	10,479	5,924
Net foreign exchange gain (loss)	3,936	24,927
Change in fair value of financial assets	7,877	(12,775)
Derivative contract results	10,084	9,952
Others	(1,330)	(2,037)
Other financial income (expenses), net	20,567	20,067

7.	PROPERTY, PLANT AND EQUIPMENT, NET

	Nine-month period ended September 30,
	2016	2015
	(Unaudited)
At the beginning of the year	4,207,566	4,481,027
Currency translation differences	(102,261)	(86,933)
Additions	316,721	324,346
Disposals	(15,067)	(16,446)
Depreciation charge	(244,945)	(264,949)
Transfers and reclassifications	(3,345)	-
At the end of the period	4,158,669	4,437,045

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

8.	INTANGIBLE ASSETS, NET

	Nine-month period ended September 30,
	2016	2015
	(Unaudited)
At the beginning of the year	888,206	948,886
Currency translation differences	(1,057)	(787)
Additions	18,323	18,448
Amortization charge	(58,082)	(63,377)
At the end of the period	847,390	903,170

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

			Voting rights as of		Value as of
Company	Country of incorporation	Main activity	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015
Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	32.88%	416,717	239,960
Other non-consolidated companies (1)					8,451	10,452
					425,168	250,412

(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (“Siderar”), Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.A. (“Prosid”), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. The rights and obligations of the control group members are governed by a shareholders’ agreement. As a result of these transactions, the control group, which holds ordinary shares representing the majority of Usiminas’ voting rights, is formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”, formerly Nippon Group), with 46.1% of the voting rights within the control group; T/T Group (comprising TenarisConfab, Prosid, Siderar and Ternium Investments), with 43.3%; and Previdência Usiminas (Usiminas’ employee pension fund), with the remainder 10.6%.

On October 2, 2014, Ternium Investments entered into a purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition. These additional shares are not subject to the Usiminas shareholders agreement, but must be voted in accordance with the control group decisions.

On April 20, 2016, Ternium (through Ternium Investments, Siderar and Prosid) subscribed, in the aggregate, to 8.5 million preferred shares for a total subscription price of BRL 10.9 million (approximately USD 3.1 million). These preferred shares were issued on June 3, 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On April 18, 2016, Usiminas’ extraordinary general shareholders’ meeting approved an issuance of 200 million ordinary shares for an aggregate amount of BRL 1 billion and Usiminas launched a multi-round subscription process. On July 19, 2016, following the completion of the subscription process, Usiminas’ extraordinary general shareholders’ meeting homologated the capital increase, and Ternium (through Ternium Investments, Siderar and Prosid) was issued, in the aggregate, 76.4 million ordinary shares for a total subscription price of BRL 382.2 million (approximately USD 110.9 million). Following the issuance of these ordinary shares, Ternium (through Ternium Investments, Siderar and Prosid) owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of Usiminas’ capital, and the T/T Group owns 39.6% of Usiminas’ ordinary shares and 1.8% of Usiminas’ preferred shares. Ternium continues to hold 35.6% of Usiminas’ voting rights within the control group and has a participation in Usiminas’ results of 20.5%.

As of September 30, 2016, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 9,45 (approximately USD 2,91) per ordinary share and BRL 3,53 (approximately USD 1,09) per preferred share, respectively. Accordingly, as of September 30, 2016, Ternium’s ownership stake had a market value of approximately USD 715.4 million and a carrying value of USD 416.7 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

Management believes that the capital increase amounting to BRL 1,000 million and the completion of the debt restructuring process on September 13, 2016, are likely to contribute to improve Usiminas’ financial situation. Management has noted an increase in the share price of the investment since June 2016. All these factors may lead to an improvement in the value of the investment in future periods.

KPMG, Usiminas’ external auditors, included in their report on Usiminas’ financial statements as of June 30, 2016, an emphasis of matter paragraph that indicated the existence of “a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern”, as they had done in their report on Usiminas’ financial statements as of December 31, 2015. KPMG no longer included this emphasis of matter paragraph in their report on Usiminas’ financial statements as of September 30, 2016.

As of September 30, 2016, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS
As of January 1, 2016	239,960
Share of results	9,349
Other comprehensive income	52,959
Acquisition of additional shares	114,449
As of September 30, 2016	416,717

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On October 27, 2016, Usiminas approved its consolidated interim accounts as of and for the nine-months ended September 30, 2016, which state that revenues, post-tax loss from continuing operations and shareholders’ equity amounted to USD 1,799 million, USD 108 million and USD 4,310 million, respectively.

USIMINAS
Summarized balance sheet (in million USD)	As of September 30, 2016
Assets
Non-current	6,127
Current	1,981
Total Assets	8,108
Liabilities
Non-current	2,784
Current	521
Total Liabilities	3,305
Minority interest	493
Shareholders' equity	4,310

USIMINAS
Summarized income statement (in million USD)	Nine-month period ended September 30, 2016
Net sales	1,799
Cost of sales	(1,727)
Gross Profit	72
Selling, general and administrative expenses	(127)
Other operating income, net	(122)
Operating income	(177)
Financial expenses, net	10
Equity in earnings of associated companies	32
Loss before income tax	(135)
Income tax expense	27
Net loss before minority interest	(108)
Minority interest in other subsidiaries	(4)
Net loss for the period	(112)

(b) Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. During 2015, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of cash contributions and subordinated loans. During 2015 and 2016, Ternium made cash contributions of USD 9.6 million and granted a subordinated loan which amounted to USD 88.7 million. For commitments from Ternium in connection with Techgen, see note 11.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

10.	DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 4, 2016, the shareholders approved a distribution of dividends of USD 0.09 per share (USD 0.90 per ADS), or approximately USD 180.4 million in the aggregate. The dividend was paid on May 13, 2016.

11.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2015. The main contingencies and commitments are as follows:

(i) Tax claims and other contingencies

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of September 30, 2016, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 1.4 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

Based on recent National Tax Court decisions, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of September 30, 2016, amounts to USD 0.4 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in the last quarter of 2016.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

11.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN’s claim. CSN did not appeal the decision and, on May 19, 2015 CADE formally closed the file.

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsels and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), determined that Ternium’s acquisition of 51.4 million ordinary shares of Usiminas, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Metal Corporation (NSSMC) and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter. On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in the last quarter of 2016 or in early 2017. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

11.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Potential Mexican income tax adjustment

In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately USD 52 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations, and also filed its defense and supporting documents with the Mexican tax authorities. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this matter is not probable and, accordingly, no provision has been recorded in its financial statements.

(e) Tax claim on Argentine personal assets tax for 2008, 2009 and 2010

On June 28, 2016, Siderar was notified of a tax assessment by the Argentine tax authorities (AFIP) for allegedly omitted taxes in its capacity as substitute obligor for the personal assets tax for 2008, 2009 and 2010 over the investment held by its shareholder Ternium España S.L.U. In its assessment, AFIP challenged the availability of the benefits contemplated under the double taxation treaty between Argentina and Spain then in effect and ordered Siderar to pay taxes for approximately USD 5.1 million, plus interest for approximately USD 10.6 million. On August 4, 2016, Siderar appealed AFIP’s assessment before the National Tax Court. Siderar believes that it has meritorious defenses and will not be required to pay any amount while the appeal is pending. The Company, based on the advice of counsel, believes that it is not probable that the ultimate resolution of this assessment will result in a material obligation and, accordingly, no provision has been recorded in its financial statements.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 28.5 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 25.2 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 28.6 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 121.6 million to satisfy the requirements through 2031.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

11.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 25% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México USD 15.0 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(e) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 49.0 million and the contract will terminate in 2018.

(f) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million (out of which Ternium México has already invested the 74% as of September 30, 2016), while Ferromex’s already invested the committed amount of approximately USD 5.1 million as of September 30, 2016. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200,000 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200,000 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

11.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(g) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a transportation capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036. As of September 30, 2016, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of September 30, 2016.

(h) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of September 30, 2016, disbursements under the loan agreement amounted USD 800 million, as a result the amount guaranteed by Ternium was approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of September 30, 2016, Techgen was in compliance with all of its covenants.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2015, Ternium may pay dividends up to USD 5.2 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2015

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Reserve for own shares	59,600
Accumulated profit at January 1, 2015	5,157,688
Loss for the year	(1,627,845)
Total shareholders' equity under Luxembourg GAAP	7,208,782

12.	RELATED PARTY TRANSACTIONS

As of September 30, 2016, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’ s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

12.	RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2016	2015
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	16,630	71,319
Sales of services and others to non-consolidated parties	656	1,309
Sales of services and others to other related parties	534	884
	17,821	73,512
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	103,519	132,078
Purchases of goods from other related parties	47,842	40,014
Purchases of services and others from non-consolidated parties	8,138	11,269
Purchases of services and others from other related parties	97,202	91,754
	256,701	275,115
(c) Financial results
Income with non-consolidated parties	2,145	-
	2,145	-
(d) Dividends received
Dividends received from non-consolidated parties	121	-
	121	-
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	1,300	4,188
Income (expenses), net with other related parties	579	492
	1,879	4,680

	September 30, 2016	December 31, 2015
	(Unaudited)

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	88,981	11,392
Receivables from other related parties	4,202	6,689
Advances to suppliers with other related parties	302	3,622
Payables to non-consolidated parties	(17,360)	(17,426)
Payables to other related parties	(28,247)	(25,019)
	47,878	(20,742)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2016 and for the nine-month periods ended September 30, 2016 and 2015

13.	FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2015 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2016 (in USD thousands):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss
Cash and cash equivalents	75,231	75,231	-
Other investments	125,660	120,648	5,012
Derivative financial instruments	1,890	-	1,890
Total assets	202,781	195,879	6,902
Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,484	-	1,484
Total liabilities	1,484	-	1,484

	Fair value measurement as of December 31, 2015 (in USD thousands):
Description	Total	Level 1	Level 2
Financial assets at fair value through profit or loss
Cash and cash equivalents	76,650	76,650	-
Other investments	167,256	140,092	27,164
Derivative financial instruments	1,787	-	1,787
Total assets	245,693	216,742	28,951
Financial liabilities at fair value through profit or loss
Derivative financial instruments	20,635	-	20,635
Total liabilities	20,635	-	20,635

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

Pablo Brizzio

Chief Financial Officer

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